January 12, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549
Attn: Charles Eastman and Claire Erlanger

RE: Sleep Number Corporation
Form 10-K for the year ended January 1, 2022
Form 10-Q for the period ended October 1, 2022
File No. 0-25121

Ladies and Gentlemen:

The response of Sleep Number Corporation (the “Company”) to your letter dated December 6, 2022, regarding the above-referenced filings of the Company, is set forth below.

For convenience, the Staff’s comments contained in your letter are set forth in italics below, followed by the Company’s response.

Form 10-Q for the period ended October 1, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Data Reconciliations
Return on Invested Capital (ROIC), page 23

1.We note you include adjustments in arriving at net operating profit after taxes that appear to remove your operating lease rent expense under GAAP and replace it with estimated depreciation and include lease adjustments in arriving at average invested capital. As this appears to be an individually tailored revenue recognition measurement method, please remove from your filing or advise. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This issue also applies to your earnings release included in Form 8-K filed on October 26, 2022.

In advance of the adoption of ASC 842, we evaluated whether to revise our ROIC calculation. We elected to not revise our ROIC calculation for the reasons detailed in our July 15, 2019, correspondence with the Staff.

We believe our current ROIC calculation best represents how we operate our business and deploy our capital and our investors have informed us that they value our ROIC disclosures and being consistent with our ROIC calculation methodology.

However, based on consideration of Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including recent conversations with the Staff, beginning with our reporting for the year ending December 31, 2022 in both the Form 10-K and the earnings release included on Form 8-K, we will adjust our ROIC calculation as follows:
Our current net operating profit after taxes (NOPAT) calculation includes an addback for rent expense and a deduction for estimated depreciation on capitalized operating leases. These two adjustments will be eliminated, and instead NOPAT will include an addback for the interest component of lease expense included in our consolidated financial statements under ASC 842.

Our current average invested capital calculation includes an addback for capitalized lease obligations based on eight times annual rent expense. This addback will be eliminated and replaced with an addback of capitalized current and non-current operating lease liabilities included in our consolidated financial statements under ASC 842.
See example for year ended January 1, 2022:

SLEEP NUMBER CORPORATION AND SUBSIDIARIES

Calculation of Return on Invested Capital (Adjusted ROIC)

(in thousands)

Adjusted ROIC is a financial measure we use to determine how efficiently we deploy our capital. It quantifies the return we earn on our adjusted invested capital. Management believes Adjusted ROIC is also a useful metric for investors and financial analysts. We compute Adjusted ROIC as outlined below. Our definition and calculation of Adjusted ROIC may not be comparable to similarly titled definitions and calculations used by other companies. The tables below reconcile adjusted net operating profit after taxes (Adjusted NOPAT) and total adjusted invested capital, which are non-GAAP financial measures, to the comparable GAAP financial measures:

	FY21	FY20
Adjusted net operating profit after taxes (Adjusted NOPAT)		
Operating income	$ 193,536	$ 184,896
Add: Operating lease interest [1]	24,763	24,966
Add: Interest income	-	97
Less: Income taxes [2]	(52,802)	(49,391)
Adjusted NOPAT	$ 165,497	$ 160,568
Average adjusted invested capital		
Total deficit	$ (424,953)	$ (223,978)
Add: Long-term debt [3]	383,037	244,849
Add: Operating lease obligations [4]	408,552	345,161
Total adjusted invested capital at end of period	$ 366,636	$ 366,032
Average adjusted invested capital [5]	$ 350,597	$ 425,327
Adjusted ROIC [6]	47.2%	37.8%

1 Represents the interest expense component of lease expense included in our financial statements under ASC 842.

2 Reflects annual effective income tax rates, before discrete adjustments, of 24.2% and 23.5% for 2021 and 2020, respectively.

3 Long-term debt includes existing finance lease liabilities.

4 Reflects operating lease liabilities included in our financial statements under ASC 842.

5 Average adjusted invested capital represents the average of the last five fiscal quarters' ending adjusted invested capital balances.

6 Adjusted ROIC equals Adjusted NOPAT divided by average adjusted invested capital.

Note - Our Adjusted ROIC calculation and data are considered non-GAAP financial measures and are not in accordance with, or preferable to, GAAP financial data. However, we are providing this information as we believe it facilitates analysis of the Company's financial performance by investors and financial analysts.

GAAP - generally accepted accounting principles in the U.S.

Form 10-K for the year ended January 1, 2022
Management’s Discussion and Analysis of Results of Operation and Financial Condition Comparison of 2021 and 2020, page 37

2.We note your discussion of multiple drivers for changes in Gross Profit including a partial offset comprised of “price increases to offset inflation pressures, combined with a more favorable sales mix of higher-margin products.” In future filings, where you describe two or more factors that contributed to a material change in a financial statement line item between periods including offsetting factors, please quantify each material factor that contributed to the overall change in that line item. In addition, to the extent that inflation is a material driver, please also disclose actions planned or taken to mitigate inflationary pressure. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33- 6835. As part of your response, provide us with examples of your intended disclosures based on current financial results.

The Company acknowledges the Staff’s comment and, commencing with the 2022 Form 10-K and all future periodic filings, will quantify each material factor that contributed to the overall change in line items where two or more factors contributed to a material change in a financial statement line item between periods including offsetting factors. In addition, the Company will disclose actions planned or taken to mitigate inflationary pressure to the extent that inflation is a material driver.

The following is an example of our intended disclosure based on an illustrative revision of our actual disclosure in Form 10-K for the year ended January 1, 2022:

Gross profit

Gross profit for 2021 of $1.3 billion increased by $163 million, or 14%, compared with $1.2 billion in 2020. The 2021 gross profit rate decreased to 60.4% of net sales, compared with 62.3% for the prior-year period. The 1.9 ppt. decrease in the gross profit rate was mainly due to: (i) incremental costs due to rapid inflation related to labor and materials and expediting costs resulting from current-period supply chain shortages (3.2 ppt.); partially offset by (ii) the leverage from the 18% net sales increase (0.2 ppt), including price increases to offset inflation pressures (0.4 ppt), combined with a more favorable sales mix of higher-margin products (0.4 ppt). In addition, our gross profit rate will fluctuate from year to year due to a variety of other factors, including return and exchange costs, and changes in performance-based incentive compensation.

Form 10-K for the year ended January 1, 2022
Revenue Recognition, page 63

3.We note from page 4 that you offer various product categories, including 360 Smart Beds, FlexFit adjustable bases, and Bedding, as well as other products. Please tell us how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 when evaluating whether to disclose disaggregated revenue by product categories in addition to revenue by sales channel in the notes to your financial statements.

In response to the Staff’s comment, the Company considered the guidance in ASC 606-10-50-5 and related implementation guidance in ASC 606-10-55-89 through 55-91 when determining the appropriate disaggregated categories of revenue to disclose. Specifically, the Company considered how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Following the implementation guidance in ASC 606-10-55-90, the Company considered (a) disclosures presented outside of the financial statements such as MD&A, earnings releases and investor presentations, (b) information regularly reviewed by our Chief Operating Decision Maker (“CODM”) and (c) other information that is similar to the types of information identified in (a) and (b) and that is used by the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or make resource allocation decisions.

Specifically related to the Staff’s comment regarding evaluating whether to disclose disaggregated revenue by product categories in addition to revenue by sales channel in the notes to our consolidated financial statements, the following summarizes the Company’s analysis:

a)Type of good or service - Substantially all goods sold by the Company are sleep solutions. Our team is highly engaged and dedicated to our mission of improving lives by individualizing sleep experiences, which includes identifying the combination of sleep solution elements that best address their individual needs. In fact, our 360 smart adjustable bases are designed to only work with our 360 smart beds. Our bedding collection is designed to complement and enhance the features and health and wellness benefits of the 360 smart bed and smart adjustable bases. As such, we do not believe we have different product categories.
b)Geographic region - Revenue is generated essentially all in the United States of America.
c)Market or type of customer – Substantially all customers are individual consumers, and there is no differentiation of the market or type of customers.
d)Contract duration – There is no differentiation in the duration of contracts.
e)Type of contract – The majority of our contracts with customers represent a single performance obligation and are governed by point-of-sale orders. There is no differentiation in type of contracts.
f)Timing of transfer of goods or service - We recognize revenue when control of the promised goods or services is transferred to our customers at a point in time and account for approximately 98% of our revenue as disclosed on page 63 of our 2021 Form 10-K. This includes all our sleep solutions elements including 360 smart beds, smart adjustable bases, and bedding. The revenue related to SleepIQ technology performance obligation included in the 360 smart beds is recognized on a straight-line basis over the estimated period of benefit to the customer.
g)Sales channels - The Company manages sales with alternative transactional touchpoints where the retail store, online, phone and chat complement each other. This disaggregation is disclosed on page 63 of our 2021 Form 10-K. Our distribution is exclusive through these touchpoints and the sleep solutions offered are consistent across all touchpoints.

Based on our evaluation of each of the categories above, there are no differences in revenue generated by the Company’s product categories that would require additional disclosure. Furthermore, we do not disclose this information outside of the financial statements, earnings releases, or investor presentations. Additionally, the Company’s chief operating decision maker, our Chief Executive Officer (“CEO”), primarily allocates internal resources and reviews revenue performance at the enterprise level. While our CEO has access to some sales information by product category, financial performance is evaluated at the enterprise level and not by product category. The product category details marketed on our website are included to provide our customers with insights into the combination of sleep solution elements to best address their individual needs. The Company believes the nature, amount, timing and uncertainty of revenue and cash flows are generally affected by the same economic factors.

We hope that the foregoing has been responsive to the Staff’s comments, and we appreciate the Staff's assistance in this process. Should you have any questions relating to any of the foregoing, or would like to discuss any of our responses, please feel free to contact the undersigned at (763) 551-6151.

Sincerely,

Sleep Number Corporation

/s/ David R. Callen
By: David R. Callen
Its: Executive Vice President and Chief Financial Officer